Exhibit 6.2

Executive Employment Agreement

This EXECUTIVE EMPLOYMENT AGREEMENT (“Agreement”) is made as of December 1, 2025 (the “Effective Date”), by and between Rad Technologies, Inc. (together with its successors and assigns, the “Company”), and Bradley Silver (“Executive”).

RECITALS

WHEREAS, the Company desires to employ Executive, and Executive desires to be employed by the Company, as the Company’s President.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and conditions herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

AGREEMENT

1.	Employment and Term. The Company hereby agrees to employ Executive, and Executive hereby accepts employment by the Company, on the terms and conditions set forth herein. Executive’s term of employment (the “Term”) shall commence on the Effective Date and shall continue thereafter for an indefinite period, subject to termination in accordance with Section 5.

2.	Position, Duties and Responsibilities, Location, and Commuting.

(a) Position and Duties. During the Term, the Company shall employ Executive as President. Executive shall have, subject to the general direction of the Company’s Board of Directors (the “Board”), full authority and responsibility for the strategic direction, management, and operations of the Company, and shall report directly to the Chairman of the Board. In this capacity, Executive shall:

(i) Develop and submit annual operating plans supporting the strategic direction set by the Board and aligned with approved budgets;

(ii) Collaborate with the Board to define and articulate the Company’s vision and strategies for achieving it;

(iii) Ensure the Company’s long-term financial viability and cultivate future leadership within the organization;

(iv) Promote a culture that reflects the Company’s values, encourages performance, and rewards productivity;

(v) Hire, manage, and terminate personnel in accordance with Company policies and applicable law;

(vi) Oversee Company operations and ensure compliance with all legal and regulatory requirements;

(vii) Establish and maintain procedures for implementing approved plans and ensure that the Board and staff receive timely, accurate information;

(viii) Evaluate organizational and staff performance on a regular basis and oversee the preparation and approval of annual budgets consistent with operating plans;

(ix) Manage Company resources prudently within approved budget guidelines and ensure that accounting procedures comply with Generally Accepted Accounting Principles (GAAP);

(x) Provide prompt, thorough, and accurate information to keep the Board fully informed of the Company’s financial position;

(xi) Recruit and develop executive-level personnel and ensure appropriate staffing within budget;

(xii) Oversee employee development, training, policy documentation, employee relations, and performance management systems;

(xiii) Ensure compliance with all employment and regulatory reporting requirements;

(xiv) Facilitate Company-wide committees, including planning, production, staff, and Board meetings, by arranging agendas, attending meetings, and documenting minutes;

(xv) Serve as the primary spokesperson and representative of the Company, ensuring that its mission, programs, and services are presented positively to stakeholders;

(xvi) Advocate for the Company’s objectives and initiatives;

(xvii) Oversee the design, delivery, and quality of Company programs and services, remaining informed of industry trends that may affect operations;

(xviii) Collect and analyze data measuring the success of Company programs and adjust strategies accordingly;

(xix) Develop and support fundraising strategies and assist the Board in fundraising efforts;

(xx) Devote substantially all business time and effort to performing the duties hereunder, follow all lawful directions from the Board, and comply with the Company’s bylaws, policies, and practices; and

(xxi) Manage the overall strategy for technology products, operations, and customer-success initiatives.

(b) Services and Efforts. Executive agrees to devote his or her best efforts, energies, and skill to the discharge of the duties and responsibilities of the position and, devote the necessary professional time and attention to the business and affairs of the Company. Notwithstanding the foregoing, Executive may engage in (a) service on the board of directors of up to two for-profit companies or trade organizations, provided such service does not involve a material competitor of the Company; (b) service on the boards of not-for-profit organizations; (c) charitable activities and community affairs; and (d) management of personal and family investments and affairs, in each case to the extent such activities do not materially interfere with the performance of duties to the Company.

(c) Compliance with Company Policies. To the extent not inconsistent with this Agreement and with due regard for the Executive’s position, Executive shall be subject to the Bylaws, policies, practices, procedures, and rules of the Company, including those in the Company’s Code of Conduct and Ethics. Nothing in such documents shall expand the definition of “Cause” under this Agreement.

(d) Location of Employment and Commuting. Executive’s principal place of employment shall be remote, though the role may require occasional business travel to Canada and within the United States. The Company shall reimburse all reasonable and documented travel expenses, including airfare and vehicle-related costs, in accordance with Company policy. Executive shall perform duties independently and without day-to-day or direct supervision, consistent with the strategic direction established by the Board. The Company shall also pay Executive an additional cash amount to offset any income or employment taxes owed on such reimbursements and allowances.

3.	Compensation.

(a) Salary. The Company shall pay Executive an annual base salary of Five Hundred Thousand Dollars ($500,000) (the “Salary”), payable in accordance with the Company’s standard payroll practices. Executive’s Salary shall not be reduced at any time without Executive’s prior written consent.

(b) Annual Cash Bonus. During the Term, Executive shall be eligible to receive an annual cash bonus, the amount and criteria for which shall be determined by the Board or its Compensation Committee. The Committee shall establish performance objectives for both the Company and the Executive and shall determine the annual cash bonus based on an evaluation of such performance and market practices among comparable peer groups. In its sole discretion, the Committee may approve a bonus amount exceeding the established target or grant a special discretionary bonus at any time. Annual cash bonuses shall be deemed “earned” if Executive is employed on the final day of the applicable fiscal year, and any earned bonus shall be paid no later than March 15 of the following year.

(c) Annual Long-Term Incentive Award. No annual long-term incentive award is guaranteed under this Agreement. However, the Committee may, at its sole discretion, grant equity or other long-term incentive awards in recognition of performance, role, or strategic contributions. Any such awards, if granted, shall be governed by the Rad Technology, Inc. Equity Incentive Plan (together with any successor plan, the “Equity Incentive Plan”) and the applicable award agreement.

(d) Equity Vesting and Option Exercise Period. All stock options, equity awards, or other long-term incentive grants held by Executive shall be deemed fully vested and exercisable as of the Date of Termination. Executive shall have no less than ten (10) years, from the Date of Termination to exercise any vested equity awards, notwithstanding any shorter period specified in the applicable award documents. The Company shall take all necessary corporate actions to amend its equity incentive plan and related agreements to implement this extended exercise period and vesting treatment, ensuring that no adverse tax or accounting consequences are imposed on Executive.

4.	Employee Benefits and Perquisites.

(a) Benefits. Executive shall be entitled to participate in all health, group insurance, welfare, pension, and other employee benefit plans, programs, and arrangements made generally available to the Company’s senior executives. Such participation shall include, without limitation, health, life insurance, and disability benefits, on terms and conditions no less favorable than those provided to other senior executives of the Company.

(b) Fringe Benefits, Perquisites, and Paid Time Off. During the Term, Executive shall be entitled to all fringe benefits and perquisites provided to senior executives of the Company, at levels consistent with Executive’s role and responsibilities. Executive shall also be entitled to six (6) weeks of paid time off (“PTO”) per calendar year, in accordance with the Company’s vacation and PTO policy. PTO shall include both vacation and sick leave but exclude standard Company holidays. Accrued and unused PTO days may be carried forward to the following calendar year in accordance with Company policy.

(c) Reimbursement of Expenses. The Company shall reimburse Executive for all reasonable and properly documented business and travel expenses, including first-class airfare, incurred in connection with the performance of duties and the promotion of the Company’s business. Such reimbursement shall be made promptly following submission of appropriate documentation and in accordance with the Company’s expense reimbursement policy.

5.	Termination.

(a) Unanimous Board Consent Required. No termination of Executive’s employment, whether for Cause, without Cause, for convenience, or otherwise, shall be effective unless approved by the unanimous written consent of all then-appointed members of the Board of Directors. Any purported termination without such unanimous approval shall be null and void and of no force or effect.

(b) Termination by the Company for Cause. The Board of Directors, upon a unanimous vote of all then-appointed Directors, may terminate Executive’s employment for Cause, defined as willful misconduct, disobedience, or willful neglect of duty that is not trivial and has not been condoned by the Company, subject to written notice and an opportunity to cure within 30 days after such notice. Upon such termination, Executive shall be entitled to payment of any earned but unpaid base salary and accrued vacation through the Date of Termination, and, provided the termination complies with this Section, the severance described in Section 5(d).

(c) Termination by Executive (Resignation with or without Good Reason). Executive may terminate employment at any time by providing not less than thirty (30) days’ written notice to the Company. If Executive resigns with Good Reason—defined as (i) a material reduction in base salary, title, duties, authority, or role without Executive’s consent; (ii) a relocation of Executive’s principal work location beyond 50 miles; or (iii) any other material breach of this Agreement by the Company—then Executive shall be entitled to the same severance payments and benefits as set forth in Section 5(d) as if terminated. The Company may, in its sole discretion, waive all or any part of the notice period and provide payment in lieu of such notice, consisting of base salary and accrued vacation for the portion waived.

(d) Severance Upon Termination or Resignation with Good Reason. Upon a termination of Executive’s employment by the Company for any reason or a resignation by Executive for permanent disability, death, or Good Reason, the Company shall provide the following:

(i) a lump-sum payment equal to two (2) years of Executive’s then-current annual compensation (including base salary and annual bonuses);

(ii) continuation of medical and health benefits for twelve (12) months from the Date of Termination; and

(iii) payment of any accrued but unused vacation and any other amounts required under applicable employment-standards laws.

These payments and benefits shall represent full and final satisfaction of all obligations owed by the Company to Executive under statute, contract, or common law, and no further severance, notice, or damages shall be payable.

(e) Termination Due to Death. If Executive’s employment terminates due to death the Company shall pay any earned but unpaid salary and accrued vacation up to the Date of Termination, the severance provided for in subsection 5(d) above and shall continue any benefits required by law. All other compensation, benefits, and entitlements shall cease upon termination.

(e) Return of Company Property and Cooperation. Upon termination of employment for any reason, Executive shall promptly return all Company property, including but not limited to equipment, devices, records, documents, and confidential materials. Executive further agrees, upon reasonable request, to cooperate in good faith in any post-termination matters relating to Executive’s tenure, including participation in litigation or administrative proceedings (except where Executive’s interests are adverse to the Company). The Company shall reimburse Executive for all reasonable out-of-pocket expenses incurred in connection with such cooperation, including travel costs and reasonable attorneys’ fees. If such cooperation requires a substantial time commitment, the Company shall compensate Executive at a rate of $300 per hour. The Company shall use reasonable efforts to provide advance written notice of any such requests and to schedule them in a manner that minimizes disruption to Executive’s other professional obligations. Executive’s cooperation under this Section shall remain subject to the indemnification and directors and officers (D&O) insurance protections described in Sections 7(a) and 7(b).

6.	Founder Governance and Voting Trust. Executive and Jeremy Barnett acknowledge and agree that all of their equity interests in the Company shall be held and voted through a Voting Trust (the “Voting Trust”), pursuant to a separate Voting Trust Agreement among them and the Company. Under the Voting Trust, their combined votes shall constitute two (2) total votes, to be cast only in accordance with their unanimous written agreement. Neither party’s shares may be voted independently outside of the Voting Trust.

7.	Indemnification; D&O Insurance.

(a) Indemnification. If Executive is made a party, is threatened to be made a party, or reasonably anticipates being made a party to any Proceeding (as defined below) by reason of being or having been a director, officer, shareholder, employee, agent, trustee, consultant, or representative of the Company or any of its Affiliates, or by reason of serving at the request of the Company or any of its Affiliates in any such capacity for another entity, or if any Claim (as defined below) is made, threatened, or reasonably anticipated in connection with such service, the Company shall promptly indemnify and hold Executive harmless to the fullest extent permitted by Company policy or applicable law. This indemnification shall include all costs, expenses, liabilities, and losses incurred by Executive, including but not limited to attorneys’ fees, professional fees, judgments, interest, investigation costs, penalties, fines, ERISA excise taxes or penalties, and amounts paid in settlement, with advancement of legal fees to the maximum extent permitted by law. This right to indemnification shall continue after Executive has ceased to serve the Company or any related entity and shall inure to the benefit of Executive’s heirs, executors, and administrators.

(b) D&O Insurance. The Company shall maintain a directors’ and officers’ liability insurance policy (or policies) during the Term and for a period of six (6) years following the Termination Date, providing coverage to Executive on terms no less favorable than those provided to any other current or former director or officer of the Company.

(c) Definitions. For purposes of this Agreement:

(i) “Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with such Person.

(ii) “Claim” means any claim, demand, request, investigation, dispute, controversy, threat, discovery request, or request for testimony or information.

(iii) “Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, estate, board, committee, agency, body, employee benefit plan, or other entity.

(iv) “Proceeding” means any threatened or actual action, suit, or proceeding, whether civil, criminal, administrative, investigative, appellate, formal, or informal.

(v) “Material Decisions” means any significant or strategic action affecting the direction, control, or financial position of the Company, including but not limited to: (i) issuance, sale, or transfer of equity or debt securities; (ii) approval of the annual budget or material deviation therefrom; (iii) incurrence of indebtedness or guarantees exceeding $100,000; (iv) entry into, amendment, or termination of any contract or transaction exceeding $100,000 in value; (v) hiring or termination of senior officers; (vi) mergers, acquisitions, or dispositions of assets; (vii) adoption or amendment of any equity or incentive plan; (viii) declaration or payment of dividends; or (ix) any other decision reasonably deemed material to the Company’s business, operations, or governance.

8.	Founder Approval of Material Decisions. All Material Decisions, as defined in Section 7(c)(v), shall require the mutual written approval of both the Executive and Bradley Silver. If the founders are unable to reach agreement on any such Material Decision after good-faith consultation, they shall jointly appoint an independent member of the Board of Directors to cast the deciding vote. That decision shall be final and binding on both founders and on the Company.

Without limiting the generality of the foregoing:

(a) No action may be taken by the Company, the Board, or any committee thereof without the unanimous written consent of both founders and the Board of Directors to:

(i) reduce either founder’s base salary, title, authority, duties, or role; or

(ii) terminate the employment or consulting relationship of either founder, whether for Cause, without Cause, or for any reason whatsoever.

(b) The Executive shall have veto authority over any change in the composition of the Board of Directors, including the appointment, removal, or change in the number of directors, and no such action shall be effective without the Executive’s prior written consent.

(c) No other action that materially affects either founder’s role, compensation, or equity position may be taken without the unanimous written consent of both founders.

9.	Other Tax Matters.

(a) Withholding. The Company shall withhold from all compensation any taxes or other amounts required by applicable law, including but not limited to income tax, social security, and payroll contributions.

(b) Tax Compliance. This Agreement and all payments under it are intended to comply with, or be exempt from, all applicable laws governing deferred compensation. The Company shall administer all payments and benefits in a manner consistent with such laws, ensuring that no additional tax, penalty, or interest is imposed on either founder.

(c) Tax Adjustments and Reimbursements. If any payment or benefit provided to Executive results in an unexpected tax liability, penalty, or interest that could reasonably have been avoided through proper administration by the Company, the Company shall promptly reimburse or gross-up Executive so that the amount retained after taxes equals what would have been received had no such additional tax applied.

(d) Change-in-Control Payments. If any payment or benefit triggered by a sale, merger, or change in control of the Company causes Executive to incur additional excise or similar taxes, the Company shall pay Executive an additional amount sufficient to cover those taxes and any related costs, ensuring that Executive receives the same net value as if no such taxes applied.

(e) Reimbursements and Timing. All tax-related reimbursements or gross-up payments shall be made as soon as practicable after the liability arises and, in all cases, within a reasonable period consistent with applicable law. Each payment under this Agreement shall be treated as a separate payment for tax-timing purposes.

10.	Notices. Except as otherwise expressly provided herein, any notice, consent, demand, or other communication required or permitted under this Agreement shall be in writing and shall be deemed duly given: (i) when delivered personally; (ii) when transmitted by facsimile or electronic transmission (with confirmation of successful delivery); (iii) one (1) business day after being deposited with a nationally recognized overnight courier service; or (iv) three (3) business days after being sent by first-class mail, postage prepaid. Notices shall be addressed as follows:

●	If to the Company: at its principal office;
●	If to Executive: at the address set forth below Executive’s signature.

Either party may change its address for notice purposes by providing written notice to the other in accordance with this Section.

11.	Governing Law; Forum; Attorneys’ Fees and Costs. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to its conflict-of-law principles. Any dispute, claim, or proceeding arising out of or relating to this Agreement shall be brought exclusively in the state or federal courts located in Los Angeles County, California, and each party irrevocably submits to the personal jurisdiction and venue of such courts. In the event of any action or proceeding arising out of or relating to this Agreement, Executive’s employment with the Company, or Executives actions while employed by the Company, the Company shall reimburse Executive for all reasonable attorneys’ fees and costs incurred in connection therewith, in addition to any other relief to which Executive may be entitled.

12.	Amendments; Waivers. This Agreement may not be modified, amended, or terminated except by an instrument in writing signed by the Executive and a duly authorized officer of the Company (other than the Executive). Either party may, by an instrument in writing similarly executed (and not by any other means), waive compliance by the other party with any provision of this Agreement that such other party was or is obligated to comply with or perform; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure. No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, or power hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, or power provided herein or by law or in equity. To be effective, any written waiver must specifically refer to the condition(s) or provision(s) of this Agreement being waived.

13.	Confidential Information.

(a) Definition. “Confidential Information” means all non-public information, whether oral, written, electronic, or otherwise, relating to the Company or any of its affiliates, clients, customers, investors, suppliers, or partners. This includes, without limitation, trade secrets, business strategies, research data, financial information, marketing and sales plans, client or vendor lists, pricing, software, algorithms, inventions, designs, and any other proprietary or sensitive information not generally available to the public.

(b) Obligations. Executive acknowledges that, by virtue of employment, Executive will have access to Confidential Information and agrees to maintain its strict confidentiality, use it solely for legitimate business purposes related to Executive’s duties, and refrain from disclosing or using it for any unauthorized purpose without the Company’s prior written consent.

(c) Protection and Return. Executive shall take all reasonable steps to safeguard Confidential Information from unauthorized disclosure or misuse. Upon termination of employment for any reason, Executive shall immediately return to the Company all documents, records, devices, and electronic data containing or embodying Confidential Information.

(d) Exclusions. Confidential Information does not include information that: (i) becomes publicly known through no fault or act of Executive; (ii) was lawfully obtained by Executive from a third party not under an obligation of confidentiality; or (iii) is required to be disclosed pursuant to legal or regulatory process, provided that Executive gives the Company prompt written notice and cooperates in any effort to limit or prevent such disclosure.

(e) Whistleblower Protection. Nothing in this Agreement restricts or prohibits Executive from reporting potential violations of law or regulation to any governmental agency or entity, or from participating in investigations or proceedings conducted by such authorities. Executive is not required to notify the Company prior to making any such disclosure, and such actions shall not constitute a breach of this Agreement.

14.	Non-Solicitation

(a) Customer Non-Solicitation Using Trade Secrets. For a period of six (6) months following termination of employment for any reason, Executive shall not, by using the Company’s trade secrets or other legally protectable confidential information, solicit or attempt to solicit any existing customer, client, or supplier of the Company with whom Executive had material business contact during the twelve (12) months preceding termination, for the purpose of providing products or services that are competitive with those offered by the Company.

(b) Employee Non-Solicitation Excluded. Executive’s freedom to hire or engage individuals is unrestricted to the fullest extent required by California; therefore, this Section 14 does not prohibit Executive from hiring, employing, or engaging any current or former employee of the Company.

(c) Reasonableness. The parties intend this Section 14 to comply with California law by limiting its scope solely to the protection of bona fide trade secrets or confidential information, and not to restrain lawful competition or employment opportunities.

15.	Intellectual Property Ownership and Moral Rights

(a) Assignment of Inventions. Executive agrees that all ideas, inventions, discoveries, developments, improvements, designs, works of authorship, software, data, or other creative works (collectively, “Inventions”) conceived, created, or reduced to practice by Executive, alone or jointly with others, during employment with the Company and related to the Company’s current or anticipated business, shall be the sole and exclusive property of the Company. Executive hereby assigns to the Company all rights, title, and interest in such Inventions, including any patents, copyrights, trademarks, or other intellectual property rights therein.

(b) Further Assurances. Executive agrees to execute all documents and perform all acts reasonably necessary for the Company to apply for, prosecute, and enforce such rights in any country. If the Company is unable to secure Executive’s signature on any document necessary to perfect its rights, Executive hereby irrevocably appoints the Company as Executive’s attorney-in-fact to do so.

(c) Excluded Inventions. This Section 15 does not apply to inventions that qualify fully under California Labor Code (inventions developed entirely on the employee’s own time without use of Company equipment, supplies, facilities, or trade secret information, except where they relate to the Company’s business or anticipated research).

(d) Moral Rights Waiver. To the maximum extent permitted by applicable law, Executive irrevocably waives all “moral rights” or similar rights of authorship in any Invention or work created during employment, including any right to claim authorship or object to modification, adaptation, or use of such work.

(e) Disclosure Obligation. Executive shall promptly disclose in writing to the Company all Inventions conceived or created during employment to permit a determination of ownership consistent with this Section 15.

16.	Inconsistencies. In the event of any inconsistency between any provision of this Agreement and any provision of any Company arrangement, the provisions of this Agreement shall control, unless Executive and the Company otherwise agree in writing that expressly references the provision being waived.

17.	Assignment. Except as otherwise specifically provided herein, neither party shall assign or transfer this Agreement nor any rights hereunder without the consent of the other party, and any attempted or purported assignment without such consent shall be void. However, any assignment or transfer pursuant to a merger or consolidation, or the sale or liquidation of all or substantially all of the business and assets of the Company, shall be valid so long as the assignee or transferee (a) is the successor to all or substantially all of the business and assets of the Company, and (b) assumes the liabilities, obligations, and duties of the Company as contained in this Agreement, either contractually or as a matter of law. Executive’s consent shall be required for any such transaction. This Agreement shall otherwise bind and inure to the benefit of the parties hereto and their respective successors, assigns, heirs, legatees, devisees, executors, administrators, and legal representatives.

18.	Voluntary Execution; Representations. Executive acknowledges that (a) Executive has consulted with, or has had the opportunity to consult with, independent counsel of their own choosing concerning this Agreement and has been advised to do so by the Company; and (b) Executive has read and understands this Agreement, is competent and of sound mind to execute it, is fully aware of its legal effect, and has entered into it freely based on Executive’s own judgment and without duress. The Company represents and warrants that it is fully authorized, by any person or body whose authorization is required, to enter into this Agreement and to perform its obligations hereunder.

19.	Headings. The headings of the sections and subsections contained in this Agreement are for convenience only and shall not be deemed to control, limit, or affect the meaning or construction of any provision of this Agreement.

20.	Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against either party.

21.	Beneficiaries and References. Executive shall be entitled, to the extent permitted under applicable law, to select and change a beneficiary or beneficiaries to receive any compensation or benefit payable hereunder following Executive’s death by providing written notice to the Company. In the event of Executive’s death or a judicial determination of Executive’s incompetence, references in this Agreement to “Executive” shall be deemed, where appropriate, to refer to Executive’s beneficiary, estate, or other legal representative.

22.	Survivorship. Except as otherwise expressly provided in this Agreement, the respective rights and obligations of the parties shall survive the termination of Executive’s employment and shall continue in full force and effect in accordance with their terms.

23.	Severability. It is the intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under applicable law and public policy. Accordingly, if any particular provision of this Agreement is determined by a court of competent jurisdiction or arbitrator to be invalid, prohibited, or unenforceable, such provision shall, as to that jurisdiction, be ineffective without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if any provision can be more narrowly construed to be valid and enforceable, it shall be so construed and enforced to the maximum extent permitted by law.

24.	No Mitigation; No Offset. Executive shall have no obligation to seek other employment or otherwise mitigate the obligations of the Company under this Agreement. There shall be no offset against amounts or benefits due to Executive under this Agreement or otherwise on account of any claim (other than preexisting debts then due in accordance with their terms) the Company may have against Executive, or any remuneration or other benefits earned or received by Executive after termination.

25.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures delivered by facsimile, PDF, or other electronic means shall be deemed effective and binding for all purposes.

26.	Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior or contemporaneous negotiations, correspondence, understandings, and agreements, whether written or oral, relating to the subject matter hereof.

RAD TECHNOLOGIES, INC.

By: ____________________________

Name and Title: ____________________________

Date: ____________________________

EXECUTIVE

By: ____________________________

Bradley Silver

Date: ____________________________